UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741

REPORT FOR PERIOD
April 1, 2004 to June 30, 2004

PURSUANT TO RULE 24

In the Matter of

SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

AEP TEXAS CENTRAL COMPANY
Corpus Christi, Texas 78401

This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO’s, PSO’s and TCC’s Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the “Cost Ratio”, and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period April 1, 2004 through June 30, 2004.

2nd QUARTER 2004
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A.    NUMBER OF RAIL CARS SERVICED

	SWEPCO	PSO	TCC	TOTAL

April	354	82	9	445
May	101	6	10	117
June	221	221	32	474

TOTAL	676	309	51	1,036

B.    AMOUNT OF EXPENDITURES DETAIL

	SWEPCO	PSO	TCC	TOTAL
DIRECT LABOR -
April	$17,108.96	$17,387.50	$27,302.58	$61,799.04
May	29,807.54	1,337.84	6,366.03	37,511.41
June	17,418.99	14,479.13	1,743.29	33,641.41

TOTAL	$64,335.49	$33,204.47	$35,411.90	$132,951.86

DIRECT MATERIAL - (a)
April	$60,873.74	$8,270.13	$25,432.14	$94,576.01
May	38,882.60	20,272.33	(73,375.89)	(14,220.96)
June	41,553.68	47,905.08	(30,768.05)	58,690.71

TOTAL	$141,310.02	$76,447.54	($78,711.80)	$139,045.76

OTHER DIRECT COSTS -
April	$49,492.65	$27,126.38	$54,473.34	$131,092.37
May	33,513.19	23,679.50	43,211.10	100,403.79
June	22,035.95	23,350.27	20,414.34	65,800.56

TOTAL	$105,041.79	$74,156.15	$118,098.78	$297,296.72

INDIRECT COST SHARED
ON COST RATIO -
April	$17,961.54	$18,253.97	$28,663.14	$64,878.65
May	44,051.81	1,977.16	9,408.19	55,437.16
June	23,866.99	19,838.88	2,388.61	46,094.48

TOTAL	$85,880.34	$40,070.01	$40,459.94	$166,410.29

TOTAL EXPENDITURES
April	$145,436.89	$71,037.98	$135,871.20	$352,346.07
May	146,255.14	47,266.83	(14,390.57)	179,131.40
June	104,875.61	105,573.36	(6,221.81)	204,227.16

TOTAL	$396,567.64	$223,878.17	$115,258.82	$735,704.63

(a)  Periodically, adjustments to amounts previously billed are required. When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.

C.     COMPUTATION OF COST RATIO

	SWEPCO	PSO	TCC	TOTAL
April 2004
DIRECT LABOR	$17,108.96	$17,387.50	$27,302.58	$61,799.04
COST RATIO	27.68%	28.14%	44.18%	100.00%

May 2004
DIRECT LABOR	$29,807.54	$1,337.84	$6,366.03	$37,511.41
COST RATIO	79.46%	3.57%	16.97%	100.00%

June 2004
DIRECT LABOR	$17,418.99	$14,479.13	$1,743.29	$33,641.41
COST RATIO	51.78%	43.04%	5.18%	100.00%

D.    COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

S I G N A T U R E

As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 12th day of August, 2004.

/s/ Brian J. Capo

Brian J. Capo

Managing Director - Financial Reporting

AEP Service Corporation

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Transmission Method
1	April 2004 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

2	May 2004 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

3	June 2004 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

Exhibit 1

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
April, 2004

A.     NUMBER OF RAIL CARS SERVICED

   SWEPCO 354   PSO 82   TCC 9   OUTSIDE 722

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$56,904.94
00805900 02	Stores Salvage - SWEPCO	3,968.80
00805900 03	Direct Labor to SWEPCO Coal Cars	17,108.96
PR 4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	0.00
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	28,520.00
00805909 02	Switching Fees - SWEPCO	20,972.65
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$127,475.35

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$75,326.64
PR4014	Inventory Carrying Charges - TCC	2,989.37
00805902 02	Stores Salvage - TCC	(49,894.50)
00805902 03	Direct Labor to TCC Coal Cars	27,302.58
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	49,403.32
00805909 01	Switching Fees - TCC	2,080.65
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		$107,208.06

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$22,495.59
PR4015	Inventory Carrying Charges - PSO	3,686.89
00805901 02	Stores Salvage - PSO	(14,225.46)
00805901 03	Direct Labor to PSO Coal Cars	14,162.61
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	3,224.89
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	22,393.30
00805909 03	Switching Fees - PSO	1,046.19
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$52,784.01

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$8,663.64
00805904 02	Small Tools	0.00
00805904 03	Facility Maintenance - Material	2,837.99
00805903 01	3RD Party Direct Material	113,038.64
00805904 07	Switch Engine Operation and Maintenance	1,188.50
00805904 08	Equipment Operation and Maintenance	9,107.21
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	23,093.14
00805905 02	Clerical	14,224.13
00805905 03	Training and Safety	16,750.99
00805905 04	General Shop Labor	16,224.05
00805905 05	Facility Maintenance - Labor	18,211.79
00805905 06	Labor Switch Engine Operation and Maintenance	26,191.88
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	9,437.39
00805903 03	3RD Party Direct Labor Cars	40,359.10
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc.	4,838.44
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,698.23
00805906 08	Office Supplies and Expenses	711.31
00805906 01	Taxes	25,181.00
00805911 01	3RD Party Sales Expense	26,165.22
00805906 09	Utilities - Heat, Light, Power and Water	8,053.48
00805906 10	Utilities - Telephone	464.55
00805906 11	Vehicle Expense	28.75
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	1,330.06
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(304,940.04)
00805903 02	Stores Salvage - Outside Cars	135.90
00805907 02	AEP East Cars	(27,235.03)
00805907 03	OVEX Cars	29,118.33

		$64,878.65

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	27.68%	$17,961.	54
TCC	44.18%	$28,663.	14
PSO	28.14%	$18,253.	97

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}	$0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$145,436.89
TCC	135,871.20
PSO	71,037.98

C.     COMPUTATION OF COST RATIO:

101, 104 Direct Labor SWEPCO	$17,108.96	27.68%	SWEPCO
105, 106 Direct Labor TCC	27,302.58	44.18%	TCC
102, 103 Direct Labor PSO	17,387.50	28.14%	PSO

Total Direct Labor	$61,799.04	100.00%

Exhibit 2

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
May, 2004

A.     NUMBER OF RAIL CARS SERVICED

SWEPCO 101    PSO 6    TCC 10    OUTSIDE 664

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$18,512.00
00805900 02	Stores Salvage - SWEPCO	20,370.60
00805900 03	Direct Labor to SWEPCO Coal Cars	29,399.33
PR4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	408.21
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	31,420.16
00805909 02	Switching Fees - SWEPCO	2,093.03
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$102,203.33

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$3,819.04
PR4014	Inventory Carrying Charges - TCC	3,271.60
00805902 02	Stores Salvage - TCC	(77,194.93)
00805902 03	Direct Labor to TCC Coal Cars	6,366.03
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	39,939.50
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		($23,798.76)

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$94.04
PR4015	Inventory Carrying Charges - PSO	4,034.97
00805901 02	Stores Salvage - PSO	20,178.29
00805901 03	Direct Labor to PSO Coal Cars	1,034.92
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	302.92
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	19,644.53
00805909 03	Switching Fees - PSO	0.00
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$45,289.67

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$7,860.70
00805904 02	Small Tools	0.00
00805904 03	Facility Maintenance - Material	2,630.61
00805903 01	3RD Party Direct Material	134,715.31
00805904 07	Switch Engine Operation and Maintenance	1,084.66
00805904 08	Equipment Operation and Maintenance	5,980.36
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	15,834.32
00805905 02	Clerical	11,845.39
00805905 03	Training and Safety	4,243.21
00805905 04	General Shop Labor	10,623.05
00805905 05	Facility Maintenance - Labor	13,472.81
00805905 06	Labor Switch Engine Operation and Maintenance	26,605.21
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	9,223.67
00805903 03	3RD Party Direct Labor Cars	38,414.11
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc	5,258.68
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,691.44
00805906 08	Office Supplies and Expenses	909.53
00805906 01	Taxes	0.00
00805911 01	3RD Party Sales Expense	16,687.12
00805906 09	Utilities - Heat, Light, Power and Water	8,542.80
00805906 10	Utilities - Telephone	502.81
00805906 11	Vehicle Expense	0.00
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	102.03
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(301,050.50)
00805903 02	Stores Salvage - Outside Cars	14.00
00805907 02	AEP East Cars	39,481.84
00805907 03	OVEX Cars	764.00

		$55,437.16

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	79.46%	$44,051.	81
TCC	16.97%	$9,408.	19
PSO	3.57%	$1,977.	16

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}	$0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$146,255.14
TCC	(14,390.57)
PSO	47,266.83

C.     COMPUTATION OF COST RATIO:

101, 104 Direct Labor SWEPCO	$29,807.54	79.46%	SWEPCO
105, 106 Direct Labor TCC	6,366.03	16.97%	TCC
102, 103 Direct Labor PSO	1,377.84	3.57%	PSO

Total Direct Labor	$37,511.41	100.00%

Exhibit 3

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
June, 2004

A.     NUMBER OF RAIL CARS SERVICED

SWEPCO 221    PSO 221    TCC 32   OUTSIDE 450

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$51,294.79
00805900 02	Stores Salvage - SWEPCO	(9,741.11)
00805900 03	Direct Labor to SWEPCO Coal Cars	17,274.53
PR4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	144.46
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	22,030.02
00805909 02	Switching Fees - SWEPCO	5.93
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$81,008.62

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$9,217.87
PR4014	Inventory Carrying Charges - TCC	3,559.84
00805902 02	Stores Salvage - TCC	(39,985.92)
00805902 03	Direct Labor to TCC Coal Cars	1,743.29
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	16,854.50
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		($8,610.42)

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$36,107.03
PR4015	Inventory Carrying Charges - PSO	4,390.46
00805901 02	Stores Salvage - PSO	11,798.05
00805901 03	Direct Labor to PSO Coal Cars	13,561.74
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	917.39
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	17,913.69
00805909 03	Switching Fees - PSO	1,046.12
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$85,734.48

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$9,004.57
00805904 02	Small Tools	159.49
00805904 03	Facility Maintenance - Material	2,129.45
00805903 01	3RD Party Direct Material	155,377.90
00805904 07	Switch Engine Operation and Maintenance	2,258.96
00805904 08	Equipment Operation and Maintenance	10,536.15
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	20,361.51
00805905 02	Clerical	10,234.69
00805905 03	Training and Safety	4,140.11
00805905 04	General Shop Labor	13,543.27
00805905 05	Facility Maintenance - Labor	12,260.03
00805905 06	Labor Switch Engine Operation and Maintenance	18,661.19
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	8,397.56
00805903 03	3RD Party Direct Labor Cars	52,239.73
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc.	6,991.54
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	2,538.82
00805906 08	Office Supplies and Expenses	1,430.97
00805906 01	Taxes	0.00
00805911 01	3RD Party Sales Expense	9,446.50
00805906 09	Utilities - Heat, Light, Power and Water	6,432.73
00805906 10	Utilities - Telephone	500.42
00805906 11	Vehicle Expense	0.00
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	1,137.10
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(239,485.20)
00805903 02	Stores Salvage - Outside Cars	(487.06)
00805907 02	AEP East Cars	(64,487.37)
00805907 03	OVEX Cars	2,771.42

		$46,094.48

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	51.78%	$23,866.	99
TCC	5.18%	$2,388.	61
PSO	43.04%	$19,838.	88

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}	$0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$104,875.61
TCC	(6,221.81)
PSO	105,573.36

C.     COMPUTATION OF COST RATIO:

101, 104 Direct Labor SWEPCO	$17,418.99	51.78%	SWEPCO
105, 106 Direct Labor TCC	1,743.29	5.18%	TCC
102, 103 Direct Labor PSO	14,479.13	43.04%	PSO

Total Direct Labor	$33,641.41	100.00%